August 5, 2019

Vadim Rata
President
Lovarra
152-160 City Road
London EC1V 2NX
United Kingdom

       Re: Lovarra
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 2, 2019
           File No. 333-231286

Dear Mr. Rata:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Condensed Financial Statements June 30, 2019, page F-1

1. Please revise to also include the comparable June 30, 2018 interim period financial statements as required under Item 11(e) of Form S-1 and Rule 8-03 of Regulation S-X.
 Vadim Rata
Lovarra
August 5, 2019
Page 2

        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at
(202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

FirstName LastNameVadim Rata                               Division of
Corporation Finance
                                                           Office of
Information Technologies
Comapany NameLovarra
                                                           and Services
August 5, 2019 Page 2
cc:       Joseph LaCome
FirstName LastName